Exhibit 99.1

Chijet Motor Company Inc. Announces Receipt of Staff Delisting Determination from Nasdaq; Intends to Appeal

NEW YORK, February 19, 2025 — Chijet Motor Company, Inc. (NASDAQ: CJET) (the “Company” or “Chijet”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”) today announced that, on February 13, 2025, it received a Staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the Staff’s determination to delist the Company’s securities from The Nasdaq Global Market due to the Company’s failure to regain compliance with: (1) the minimum $50 million market value of its listed securities requirement as set forth in Listing Rule 5450(b)(2)(A); and (ii) the minimum $15 million market value of its publicly held shares requirement as set forth in Listing Rule 5450(b)(2)(C).

Pursuant to the Letter, unless the Company requests an appeal, trading of the Company’s Class A Ordinary Shares will be suspended at the opening of business on February 25, 2025, and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on The Nasdaq Global Market.

The Company intends to appeal the Staff’s determination to a Hearings Panel (the “Panel”) in due course. Such a hearing request will allow the Company’s Class A Ordinary Shares to continue to be traded, pending the Panel’s decision. At the hearing, the Company intends to present a plan to achieve compliance with Nasdaq listing requirements and request that the Panel allow the Company additional time to regain such compliance. There can be no assurance that the Panel will grant the Company’s request for a suspension of the delisting or continued listing.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:

2888 Donshan Street

Gaoxin Automobile Industrial Park

Jilin City, JL. P.R.China

0535-2766202

EMAIL: info@chijetmotors.com

Investor Relations Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835 x2

Email:info@skylineccg.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s continued listing on the Nasdaq Stock Market, Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.